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Jamaica Broilers Group Limited

RECEIVED APR 09 2002

02028408

SUPPL

March 8, 2001

Mark Saunders, Esq.
Greenberg Traurig
Attorneys-at-Law
The Metlife Building
200 Park Avenue
New York, N.Y. 10166
USA

Dear Mark:

I enclose the following for your submission to the SEC on the Company's behalf:-

1. Copy of the Company's letter to the Jamaica Stock Exchange re 3rd Quarter Unaudited Results dated February 14, 2002.

2. Copy of the Unaudited Results for the 3rd Quarter ended January 5, 2002.

3. Copy of the Company Secretary's Report as of February 11, 2002, in accordance with Rule 407A (vii) of the Jamaica Stock Exchange Rules.

4. Copy of the 10 largest Ordinary Shareholders as at February 11, 2002.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours sincerely,

....

Andrew Phillips
Vice President
Finance & Accounting

dlw 4/16

AP/ck

Encs

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel.: (876) 943-4376, 943-4370 Fax: (876) 943-4322

Jamaica Broilers Group Limited

February 14, 2001

Mr. Wain Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mr. Iton:

Re: Third Quarter 2001/2002

With reference to Rule 407A of the Jamaica Stock Exchange Rules, we send you herewith two copies of the unaudited results for our Third Quarter ended January 5, 2002.

Attached also is our Company Secretary's report required pursuant to Rule 407A (viii).

Yours truly,
JAMAICA BROILERS GROUP LTD.

....
Andrew A. S. Phillips
Vice President
Finance & Accounting

AP/ck

Encs

Content
McCook's Pen, St. Catherine
CSO
Jamaica, W.I.
Tel.: (876) 943-4376, 943-4370 Fax: (876) 943-4322

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at 11th February 2002, are set out hereunder.

DIRECTORS	S/HOLDINGS	CONNECTED PERSONS	STOCKHOLDINGS
R. Danvers Williams Chairman	4,266,666	Shirley Williams	(Joint Holder)
Robert E. Levy President & Chief Executive Officer	7,234,994	Portland Corp. Ltd.	149,866,722
Christopher E. Levy Vice President	1,950,940	-	-
Philip E. Levy	4,105,806	Portland Corp. Ltd.	149,866,722
Major Neil Lewis Vice President	2,305,564	-	-
Headley C. Brown	338,232	-	-
Malcolm D.L. McDonald	1,331,200	-	-
Hirlie Williams	55,289	-	-
Douglas Senior	403,953	-	-
Barrington A. Pryce	53,248	-	-
Dr. Nigel A. L. Clarke	8,898	-	-
I. V. (Polly) Brown	NIL	-	-

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy, Christopher Levy, as above, Major Neil C. Lewis, as above, Mrs. Claudette Cooke, Vice President, who at the above date held 413,225 stock units jointly with her husband, Richard E. S. Cooke, Mr. Leon Headley, Vice President, who at the above date, held 1,764,829 stock units; Mr. Andrew A. S. Phillips, Vice President, who at the above date held 365,704 stock units and Mr. Ian Parsard, Vice President, who at the above date held 343,517 stock units.

JAMAICA BROILERS GROUP LIMITED

10 LARGEST ORDINARY SHAREHOLDERS AS AT 11TH FEBRUARY 2002

The holdings of those persons owning the ten (10) largest blocks of stock units as at 11TH February 2002 are set out hereunder:-

STOCKHOLDER		AMOUNT OF STOCK
1.	Portland Corporation Ltd.	149,866,722
2.	Jamaica Broilers A/C JBET	104,285,246
3.	Halcyon Limited	56,876,448
4.	The Arrol Trust	31,115,594
5.	National Insurance Fund	23,912,805
6.	Scotiabank Jamaica Trust & Merchant Bank Ltd. a/c 542	18,780,734
7.	West Indies Trust Company WT89	13,311,998
8.	Latin American Inv. Bank Bahamas Ltd	12,353,864
9.	Carzlyn Ltd	9,706,478
10.	Robert Levy	5,885,271

....

ANDREW A. S. PHILLIPS

Secretary

February 11, 2002

The Directors of

JAMAICA BROILERS GROUP LIMITED

announce the following unaudited consolidated results for the for the third quarter ended January 5, 2002

PROFIT AND LOSS ACCOUNT

3rd Quarter Ended			Three Quarters Ended	
06/01/01	05/01/02		05/01/02	06/01/01
$,000	$,000		$,000	$,000
1,446,378	1,583,796	Turnover	4,356,460	4,050,012
(1,096,348)	(1,136,029)	Cost of Sales	(3,195,260)	(3,041,266)
350,030	447,767	Gross Profit	1,161,200	1,008,746
3,869	7,686	Other Operating Income	26,643	26,640
(47,032)	(52,349)	Distribution Costs	(151,961)	(132,940)
(209,660)	(228,971)	Administrative and other expenses	(643,473)	(628,246)
97,207	174,133	Operating profit	392,409	274,200
(36,159)	(41,188)	Finance cost	(101,201)	(118,806)
10,444	16,186	Share of results of associated companies	38,517	31,031
71,492	149,131		329,725	186,425
0	(3,756)	Exceptional items	(3,756)	120,000
71,492	145,375	Profit before Taxation	325,969	306,425
(18,475)	(37,078)	Taxation	(59,689)	(55,927)
53,017	108,297	Profit after Taxation	266,280	250,498
1,792	(6,400)	Minority interest in results of subsidaries	(4,900)	4,048
54,809	101,897	Net Profit Attributable to Stockholders of Holding Company	261,380	254,546
6.40	11.90	Earnings Per Stock Unit- cents	30.51	29.71
856.626*	856.626	Number of stock Units - millions	856.626	856.626

* Restated to reflect Bonus issue of 214.3 million stock units (1 for 3) in December 2001.

(1) The Group results continued for the third successive quarter to show improved profitability over the previous year.

(2) The third quarter which covers the Christmas period, recorded high production of feed & poultry and favourable broiler operating results. Year to date volume of poultry meat produced increased by three and one half percent over the previous year.

(3) **Exceptional Items**
The Exceptional income item of $120,000,000 in the previous year represents a return of surplus from the company's Superannuation Scheme. This current year's Exceptional item expense of $3,756,000 reflects additional termination costs in connection with the recent restructuring programme.

(3) **Accounting periods**
The Company's financial year consists of 13 four-week periods. The quarterly Profit and Loss Account for each of the first three quarters consists of 3 four-week periods, with the fourth quarter being 4 four-week periods. The accounting year ends on the Saturday closest to April 30.

Hon. R. Danvers Williams
Chairman

Robert E. Levy
Director